

Mail Stop 3561

May 8, 2007

Mr. Frank A. Caruso
Chief Financial Officer
The Stride Rite Corporation
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts 02420

>   **Re: The Stride Rite Corporation**
>   **Form 10-K for the Fiscal Year Ended December 1, 2006**
>   **Filed February 13, 2007**
>   **File No. 1-04404**

Dear Mr. Caruso:

        We have reviewed the responses in your letter dated April 19, 2007 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 1, 2006

Exhibits 31.1 and 31.2, pages E-4 and E-5

1. We have reviewed your response to prior comment 11 in our letter dated April 5, 2007. We have also reviewed the revisions made in your May 2, 2007 Form 10-Q filed on April 10, 2007 and note that you continue to refer to the "quarterly report" in paragraph 4.(a) of your certifications. Please revise future filings to refer only to the "report."

Form 10-Q for the Quarterly Period Ended March 2, 2007

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

2. We note your disclosure that the Company carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures "within 90 days prior to the date of this report." Please be advised that paragraph (b) of Rules 13a-15 or 15d-15 requires the evaluation date to be at the end of each fiscal quarter. Please revise future filings accordingly.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323 or Staff Accountant Scott Ruggerio at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief